Exhibit 12.1
Statement of Computation of
Ratios of Earnings to Fixed Charges
(in thousands)

	Nine months ended
	February 28,	Years Ended May 31,
	2011	2010	2009	2008	2007	2006
Earnings:
Pre-tax income from continuing operations before adjustment for income or loss noncontrolling interest	$16,249	$16,979	$10,211	$12,827	$5,795	$1,022

Fixed Charges:

Interest expense, etc.	1,957	3,531	4,614	3,531	4,482	4,225
Appropriate portion (12.8%) of rent expense	417	410	397	308	186	161

Total fixed charges	2,374	3,941	5,011	3,839	4,668	4,386

Pre-tax income from continuing operations before adjustment for income or loss noncontrolling interest plus fixed charges	$18,623	$20,920	$15,222	$16,666	$10,463	$5,408

Preferred stock accretion (fair value adjustments) (A)	$—	$—	$27,114	$32,872	$3,580	$2,922
Preferred stock dividends	—	—	—	—	—	—

Ratio of pre-tax income to net income*	1.68	1.62	1.81	1.72	1.04	1.97

Preferred stock accretion/dividend requirements factor	$—	$—	$48,976	$56,620	$3,715	$5,754

Total fixed charges	2,374	3,941	5,011	3,839	4,668	4,386

Total fixed charges and preferred stock accretion	$2,374	$3,941	$53,987	$60,459	$8,383	$10,140

Ratio of earnings to combined fixed charges and preferred stock accretion	7.8	5.3	0.3	0.3	1.2	0.5

(A)   In fiscal 2010, an adjustment of approximately $6.5 million to reduce the value of the preferred stock (“negative” accretion) has been omitted from this table.
Prior to its IPO in October 2009, the Company completed several private placements of its Class A and Class B preferred stock. These preferred shares included various redemption and conversion features and were reported outside the equity section and adjusted to fair value, which represented their redemption value at each reporting date. Effective upon the closing of the IPO, all of the preferred shares outstanding as of the offering converted to common stock.
*      This yields the same mathematical result as dividing the preferred stock accretion by 1 minus the ratio of pre-tax income from continuing operations to after-tax income from continuing operations.